
November 24, 2014

Via E-mail
Ronald S. Tucker
Chief Executive Officer, Director
RX Healthcare Systems, Ltd.
1623 Tradewinds Lane
Newport Beach, CA 92660

> **Re: RX Healthcare Systems, Ltd.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed November 10, 2014**
> **File No. 024-10416**

Dear Mr. Tucker:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Facing Page

1. Please note that the correct file number for this matter is 24-10416.

Part I – Notification

Item 1. Significant Parties

2. We note your response to comment 4. Please clarify the reference to EPOR Corporation.

3. Please tell us why you have not identified Tensleep Trust and American H & W Corp. as affiliates. As noted below, R Tucker & Associates appears to be the trustee of Tensleep Trust and American H & W Corp. appears to be a nominee of Tensleep Trust.

Part II – Offering Circular

General

4. The aggregate offering price of the 60,000 investment units and the common stock issuable under the warrants included in the investment units exceeds the $5 million maximum aggregate offering price under Regulation A. Please revise.

5. Please disclose in appropriate sections of the offering circular whether or not warrants may be exercised with non-cash consideration. If yes, please expand your disclosure in appropriate sections to disclose and explain the impact on the issuer.

6. We note your response to comment 1 in our letter dated October 7, 2014 and reissue it in part. Please revise your offering document to discuss the non-cash consideration in more detail and how issuing all or some Units for non-cash consideration would impact your offering. Include in your discussion, among other details, whether and what other types of non-cash consideration, if any, can be contemplated in addition to cancellation of debts, and any limitations on issuing the Units for non-cash consideration.

Cover page

7. If true, please clarify that units may be sold for non-cash consideration of any type, within the sole discretion of the board of directors. Also, if true, please clarify that there is no limit on the amount of units that may be issued in exchange for non-cash consideration. Please provide similar clarification elsewhere in your filing.

Risk Factors, page 7

8. Please expand risk factor "The Company Can Sell Units for Non-Cash Consideration" to summarize the potential material negative effect.

9. We reissue comment 31 of our last letter. Please revise "The Company is Subject to Conflicts of Interest" to detail the specific conflicts of interest. For example, we note the payments to Epic Corporation under the license agreement. It also appears that the terms of the license agreement were set by related parties rather than pursuant to arms-length negotiations between unrelated parties.

History and Business, page 10

10. We note your response to comments 36 and 40. Please clarify the relationship, if any, between EPIC Corporation, EPIC Health Plc., Tensleep Corporation (the predecessor of EPIC Corporation), and the Tensleep Trust.

11. Please name the party who initially owned and currently owns the AcuFAB patent. Please describe the principal terms of the transaction(s) that licensed the patent to Tensleep Trust.

12. You refer to Tensleep Trust as "a non-affiliate of the Company." The license agreement indicates that R Tucker & Associates, Inc. is the trustee and Ronald S. Tucker has signed the agreement on behalf of the trustee. As Ronald S. Tucker is the issuer's CEO and controlling shareholder and certain license payments will be made to Epic Corporation, which is controlled by Ronald and Leticia Tucker who also control the issuer, please explain why the Trust is considered to be a non-affiliate of the issuer.

13. Note 6 to the Financial Statements states that American H & W Corp is the payee on a promissory note in the amount of $1 million and the exhibit refers to American H & W as the licensor's "nominee." Please revise your disclosure as appropriate to explain this payee, including the relationships between American H & W Corp. and its control persons, Tensleep Trust and its control persons and the issuer and its control persons.

14. You disclose that the $1 million license fee may be paid in all or part with registered securities of the Company…." Please disclose whether securities issued under this Regulation A offering statement would be considered "registered securities" for this purpose and whether the license fee may be paid through issuance of Regulation A securities.

15. We note your response to comment 37. Please explain the statement that "[n]o funds from this offering are required for the purchase of the AcuFAB® products for the initial sales of those products." Explain how you will obtain the fabric or the products from EPIC. Explain whether EPIC will inventory the products. Clarify which entity will deliver products to end customers and how that will be accomplished.

Business Description, page 11

16. Your disclosure attributes several properties to the AcuFAB fabric. Please disclose the basis for these statements.

17. You refer to the AcuFAB fabric as unique and one of a kind. Please disclose the basis for this statement.

18. You disclose that the AcuFAB fabric can solve medical conditions, prevent chronic wounds, ulcers and sores, and promote wound healing. Please expand your disclosure to address government approvals and regulation applicable to your proposed business activities, including FDA approvals and regulation.

Facilities, page 14

19. We note your response to comment 42. Please identify the affiliate and the independent contractor referred to in the disclosure.

Plan of Operation, page 14

20. Please disclose the amount of sales required in your offering in order to generate $100,000 in cash to support advertising. Please disclose your activities if you do not generate this amount of cash. Please add appropriate disclosure to the related risk factor or advise.

Use of Proceeds, page 14

21. We note the sum of amounts for offering expenses ($50,000), reduction of debt ($1,350,000) advertising marketing ($100,000) and general & Administrative ($50,000) under the sales of 60,000 Units is not $1,000,000. Please correct the total amount.

22. The narrative following the table says that funds or Units "may" be used to pay or discharge offering expenses and indebtedness. If the issuer reserves the right to change the uses of proceeds, please provide the disclosure required by Instruction 6 to Item 5 of Form 1-A, Model B.

23. In the far right column, please explain the debt reduction of $1,350,000 as the narrative following the table indicates an aggregate debt amount of $1,210,000. Please revise.

24. We note your response to comment 45. Please disclose all the terms of the loan including interest rates, the time period over which the loan agreements are in force, and the counterparties.

Capitalization, page 15

25. Please remove the line item for current net income (loss) and revise the line item for retained earnings to accumulated deficit to include the current net income (loss). If the amount for accumulated deficit does not agree to the amount you present on the balance sheets as of June 30, 2014, explain in the footnote.

26. We note the debt amounts in the table have not changed assuming various levels of sales in your offering although offering proceeds may be used to repay debt. Please advise.

Dilution, page 15

27. We note from your disclosure that your net tangible book value at June 30, 2014 was $248,531. We also note from your balance sheets on page 34 that your total

shareholders' equity was $284,981. Please reconcile for the difference of these two amounts, or revise your disclosure accordingly.

28. Please also provide dilution assuming nominal sales in your offering.

Beneficial Ownership, page 17

29. Please add a footnote to the three 1,000,000 share amounts that indicates Ronald and Leticia Tucker are the beneficial owners of 31,500,000 shares, which includes the 30,500,000 shares owned of record by Epic Corporation.

30. Please include a column for the amount of securities owned after the offering. See Item 10 of Part II, Model B of Form 1-A.

31. According to your disclosure, investment units may be issued in repayment of the issuer's $1.210 million debt. Please provide post-offering Item 10 disclosure giving effect to the offering and the conversion of debt for investment units. Please quantify the shares and warrants that would be outstanding after the offering.

Interest of Others in Certain Transactions, page 22

32. Please disclose the nature and quantify the amount of material interest, whether direct or indirect, of related parties in the Exclusive License Agreement with Tensleep Trust. Further, if Regulation A securities will or may be issued to satisfy amounts under the license agreement, please disclose and quantify.

33. Please disclose the transaction relating to the issuance of a $200,000 convertible note to R Tucker & Associates Inc, as disclosed on page 10. Please reconcile with the $200,000 note with payee, The Tensleep Trust, as disclosed in Note 6 to the Financial Statements. Please file the documents relating to the note as an exhibit to the offering statement. Further, if Regulation A securities will or may be issued to satisfy amounts under the license agreement, please disclose and quantify.

Balance Sheets as of September 30, 2013 and 2012, page 24

34. Please revise to present the amounts of total shareholders' equity and total liabilities and stockholders' equity for the 2012 column.

35. We note you refer investors to Note 6 for investments and Note 7 for loans payable and loans payable - convertible notes. However, your Note 6 describes debts and Note 7 describes investments. Please revise accordingly.

Statements of Cash Flows as of September 30, 2013 and 2012, page 27

36. The amounts of net income (loss) for the periods presented do not agree to the amounts presented in the statements of operations on page 25. Please revise.

37. We note from your disclosure that the amount of $1,000,000 is a non-cash transaction for license and notes payable. Please tell us why it is appropriate to present the amount of $1,000,000 in cash flows from investing activities for intangible assets and in cash flows from financing activities for notes payable.

Balance Sheets as of June 30, 2013 and 2014, page 34

38. Please revise to present the comparative balance sheets as of June 30, 2014 and September 30, 2013, which was your most recent fiscal year end.

39. The amounts of accumulated deficit do not agree to the amounts presented in the statement of stockholders' equity on page 36. Please revise.

Exhibits

40. The legality opinion included in the exhibits volume does not contain a first page. Please refile the opinion in complete form. Further, please expand the opinion to address the binding obligation regarding the warrants. Please see Staff Legal Bulletin No. 19 on the Commission's website.

You may contact Myra Moosariparambil at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc (via email): Anthony F. Wiezorek, Esq.